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Term sheet To prospectus supplement dated March 9, 2007	Term Sheet to Prospectus Supplement Registration Statement No. 333-141130 Dated March 9, 2007 Filed Pursuant to Rule 433

West Pharmaceutical Services, Inc.
$150 million 4.00% Convertible Junior Subordinated Debentures due 2047

Final terms and conditions March 9, 2007

Issuer:	West Pharmaceutical Services, Inc. (NYSE: WST)
The Security:	4.00% Convertible Junior Subordinated Debentures due 2047
Offering Size:	$150 million
Over-allotment Option:	$22.50 million (15%)
Maturity:	March 15, 2047
Sole Book-running Manager:	UBS Investment Bank
Co-Managers:	Banc of America, Wachovia
Issue Price:	100% principal amount
Coupon:	4.00% coupon, payable semi-annually in arrears on March 15 and September 15 each year, beginning on September 15, 2007
Conversion Premium:	32.5%
Initial Conversion Rate:	17.8336
Initial Conversion Price:	Approximately $56.07, priced off the closing price of $42.32 on March 8, 2007
Call Protection/Automatic Conversion:
Not callable for cash. On or after March 20, 2012, if WST's common stock closing sale price exceeds 150% of the then prevailing conversion price for at least 20 trading days during any consecutive 30 consecutive trading day period, WST has the option to cause the debentures to be automatically converted into WST shares at the prevailing conversion rate
Investor Put Option:	None
Conversion Rights:	Convertible at any time into common stock of WST
Option to Defer Interest Payments:
WST may defer payments of interest on the convertible debentures for up to 10 consecutive years after the date on which the deferral begins. Interest will accrue and compounds to the extent not paid, subject to certain limitations in bankruptcy and the "Alternative Payment Mechanism". Repayment of deferred interest allows WST to begin a new deferral period
Restrictions During Optional Deferral Periods:	Until such time as all accrued and unpaid interest is paid in full, the company will be restricted from certain activities, including declaring or paying any dividends on the common stock
Dividend Protection and Anti-Dilution Adjustments:
Dividend protection—Adjustment upon quarterly cash distributions in excess of $0.13 per share to holders of WST common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations, distributions of certain rights and warrants, distributions of property, securities and other assets and certain tender and exchange offers, all as described in the preliminary prospectus supplement
Alternative Conversion Right Upon a Fundamental Change:
Upon the occurrence of a fundamental change, if the market value of WST common stock multiplied by the conversion rate then in effect is less than the principal amount ($1,000), holders will have the option to convert all or a portion of their convertible debentures into shares of common stock at an adjusted conversion rate equal to the lesser of (1) $1,000 divided by the market value of WST common stock as of the effective date and (2) 35.6672. This option will be exercisable at any time during the 35 days following the effective date of the fundamental change. WST may, at its option, make a cash payment to converting holders equal to the aggregate market value of the shares of WST common stock
Capital Replacement:	WST will be permitted, without the consent of the bondholders, to add at a later date a replacement capital obligation or a replacement capital intention
Ranking:	Junior Subordinated—Unsecured obligations ranking junior to all existing and future senior debt and structurally subordinated to all indebtedness and other obligations of WST subsidiaries
Use of Proceeds:
Net proceeds will be used for general corporate purposes, which may include capital expenditures, working capital, possible acquisitions of other businesses, technologies or products, repaying debt and/or potentially repurchasing shares of WST capital stock
Listing:	WST has not applied, and does not intend to apply, for the listing of the debentures on any securities exchange
Form:	Registered
Denomination:	$1,000 and integral multiples thereof
Settlement:	DTC
Governing Law:	New York

Make-Whole	If a make-whole fundamental change occurs prior to March 15, 2047, the conversion rate will be increased for
Adjustment with	certain holders of the convertible debentures who convert their convertible debentures in connection with such
Conversion Upon	make-whole fundamental change during the 35 days following the effective date of the make-whole fundamental
Make-Whole	change.
Fundamental Change:
Make-Whole Table

The following table sets forth the stock price and number of additional shares of common stock per $1,000 principal amount of convertible debentures used to compute the conversion rate in connection with a make-whole fundamental change. The applicable prices set forth in the top row of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the convertible debentures.

Number of additional shares (per $1,000 principal amount of debentures)

			Stock Price
Effective Date
	$42.32	$50.00	$56.07	$60.00	$70.00	$80.00	$84.11	$90.00	$100.00	$150.00	$200.00	$250.00	$300.00
March 9, 2007	5.796	4.283	3.561	3.189	2.476	1.987	1.830	1.639	1.381	0.730	0.471	0.332	0.245
March 15, 2008	5.796	4.080	3.347	2.972	2.259	1.779	1.627	1.443	1.200	0.615	0.395	0.280	0.208
March 15, 2009	5.796	3.832	3.085	2.705	1.991	1.522	1.376	1.203	0.980	0.479	0.308	0.220	0.164
March 15, 2010	5.796	3.580	2.803	2.410	1.681	1.218	1.080	0.919	0.720	0.328	0.212	0.153	0.116
March 15, 2011	5.796	3.368	2.530	2.102	1.318	0.844	0.711	0.566	0.403	0.165	0.111	0.081	0.062
March 15, 2012	5.796	3.296	2.392	1.904	0.916	0.221	0.032	0.008	0.005	0.003	0.002	0.002	0.002
March 15, 2013	5.796	3.292	2.390	1.903	0.916	0.219	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2014	5.796	3.290	2.390	1.903	0.917	0.219	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2015	5.796	3.289	2.391	1.906	0.919	0.220	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2016	5.796	3.289	2.393	1.909	0.922	0.221	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2017	5.796	3.286	2.390	1.906	0.920	0.221	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2022	5.796	3.379	2.456	1.959	0.949	0.226	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2027	5.796	3.511	2.547	2.030	0.983	0.235	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2032	5.796	3.676	2.659	2.115	1.022	0.244	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2037	5.796	3.862	2.778	2.204	1.060	0.254	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2042	5.796	3.982	2.826	2.227	1.059	0.253	0.000	0.000	0.000	0.000	0.000	0.000	0.000
March 15, 2047	5.796	2.166	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

If the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year. In addition, if the stock price is more than $300.00 per share (subject to adjustment), the number of additional shares will be zero. If the stock price is less than $42.32 (subject to adjustment), the number of additional shares will be zero. Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion in connection with a make-whole fundamental change exceed 23.6295 shares per $1,000 principal amount of convertible debentures, subject to adjustment in the same manner as WST must adjust the conversion rate.
Pricing Date:	March 9, 2007, before market open
Trade Date:	March 9, 2007
Settlement Date:	March 14, 2007
Security Codes:	CUSIP: 955306 AA 3 ISIN: US955306AA38

        The issuer has filed a registration statement (including a base prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying base prospectus if you request it by calling toll-free (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.

        Issued by UBS Securities LLC. Distributed outside of the US by UBS Limited (regulated by the Financial Services Authority) or another affiliate of UBS Securities. Distributed in the UK to persons who are not private customers. Purchase of the convertible debentures is subject to and should be read in conjunction with the terms and conditions of the convertible debentures. UBS AG and/or any other member of the UBS AG Group may have executed or may effect own account transactions in this investment or any related investment

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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Number of additional shares (per $1,000 principal amount of debentures)